Filed Pursuant to Rule 433
Registration Statement No. 333-287859
Pricing Term Sheet

November 20, 2025

Bowhead Specialty Holdings Inc.
$150,000,000 7.750% Senior Notes due 2030

Pricing term sheet dated November 20, 2025 (this “Pricing Term Sheet”) to the Preliminary Prospectus Supplement dated November 19, 2025 (the “Preliminary Prospectus Supplement”) to the Prospectus dated June 18, 2025 of Bowhead Specialty Holdings Inc. (the “Issuer”).

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used  but not defined herein have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Bowhead Specialty Holdings Inc.
Security:	7.750% Senior Notes due 2030 (the “notes”)
Aggregate Principal Amount:	$150,000,000
Expected Security Rating*:	BBBH by Morningstar DBRS
Maturity Date:	December 1, 2030
Interest Rate:	7.750% per annum
Interest Payment Dates:	June 1 and December 1 of each year, commencing June 1, 2026
Public Offering Price:	100%
Optional Redemption:
Prior to December 1, 2028, we may redeem the notes at our option, in whole at any time, or in part from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) the present value at such time of (x) the redemption price of such note at December 1, 2028 (such redemption price as described in the table below for such notes) multiplied by the principal amount of such note plus (y) all required interest payments due on such note to December 1, 2028 (excluding accrued but unpaid interest to such redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points; and (2) 100% of the principal amount of the notes to be redeemed; plus, in either case, any accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after December 1, 2028, we may redeem the notes at our option, in whole at any time or in part from time to time, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if redeemed during the twelve-month period commencing on December 1 of the years set forth below:

Year	Percentage
2028	102.500%
2029 and thereafter	100.000%

See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.
Trade Date:	November 20, 2025
Settlement Date:	November 25, 2025 (T+3)

It is expected that delivery of the notes will be made against payment therefor on or about the third business day following the date of pricing of the notes (such settlement cycle being referred to as “T+3”). Under Rule 15c-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their own advisor.

CUSIP / ISIN:	10240LAA0 / US10240LAA08
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Net Proceeds (before expenses) to the Issuer:	$147,000,000
Joint Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company Piper Sandler & Co. J.P. Morgan Securities LLC

*
A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revised, reduced or withdrawn at any time by the assigning rating agency. The rating above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus as supplemented by a preliminary prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (as supplemented by the preliminary prospectus supplement) and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by contacting: Keefe, Bruyette & Woods, Inc., by telephone at (800) 966-1559, Piper Sandler & Co., by telephone at (800) 747-3924, or J.P. Morgan Securities LLC, by telephone at (212) 834-4533.

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